UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-32729

PotlatchDeltic Hourly 401(k) Plan(1)

PotlatchDeltic Salaried 401(k) Plan(2)

(Exact name of registrant as specified in its charter)

PotlatchDeltic Corporation

601 West First Avenue, Suite 1600

Spokane, WA 99201

Telephone: (509) 835-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the PotlatchDeltic Hourly 401(k) Plan (1)

Plan Interests in the PotlatchDeltic Salaried 401(k) Plan (2)

(Title of each class of securities covered by this Form)

PotlatchDeltic Corporation Common Stock, par value $1.00 per share (3)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None (4)

(1)	The PotlatchDeltic Hourly 401(k) Plan (the “Hourly 401(k) Plan”) was formerly known as the Potlatch Hourly 401(k) Plan.
(2)	The PotlatchDeltic Salaried 401(k) Plan (the “Salaried 401(k) Plan”) was formerly known as the Potlatch Salaried 401(k) Plan.
(3)

Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated with respect to the Hourly 401(k) Plan and the Salaried 401(k) Plan (collectively, the “Plans”), the duty of PotlatchDeltic Corporation (the “Company”) to file such reports remains with respect to the Company’s common stock, par value $1.00 per share (“Common Stock”).

(4)

Effective June 1, 2023, the Plans terminated the option to invest contributions in, or transfer funds into, the PotlatchDeltic Stock Fund under the Plans. On June 1, 2023, the Company filed Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-156130) to deregister all shares of Common Stock and related plan interests that remained unsold under the Plans. Accordingly, this Form 15 has been filed to suspend the duty of the Plans to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Exchange Act of 1034, the Plans have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: June 1, 2023

POTLATCHDELTIC HOURLY 401(K) PLAN

	By:	/s/ Wayne Wasechek
Wayne Wasechek
PotlatchDeltic Benefits Committee Chair

POTLATCHDELTIC SALARIED 401(K) PLAN

	By:	/s/ Wayne Wasechek
Wayne Wasechek
PotlatchDeltic Benefits Committee Chair